UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2026

Commission file number 001-40306

UTIME LIMITED

7th Floor Building 5A

Shenzhen Software Industry Base

Nanshan, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Pricing and Closing of $50 Million Offering Under Regulation S of the Securities Act of 1933

On May 19, 2026, UTime Limited, a Cayman Islands exempted company with limited liability (the “Company”), closed on a private placement pursuant to Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) of approximately $50,000,000 (the “Offering”), before deducting fees and other offering expenses payable by the Company. The securities in the Offering were offered to certain investors pursuant to subscription agreements (the “Subscription Agreements”).

Under the Offering, the Company sold 50,000,000 Units, with each Unit consisting of (i) one class A ordinary share of the Company, par value $0.50 per share (the “Class A Ordinary Shares”), and (ii) one warrant to purchase four Class A Ordinary Shares (the “Warrants”), exercisable at a purchase price of $1.10 per Class A Ordinary Share. The offering price for each Unit was $1.00. The Warrants are exercisable immediately, expire on May 18, 2031, and may be exercised at any time until exercised in full, subject to customary beneficial ownership limitations. The Class A Ordinary Shares and Warrants were sold in reliance on an exemption from registration in accordance with Regulation S promulgated by the U.S. Securities and Exchange Commission under the Securities Act.

The exercise price of the Warrants and the number of Class A Ordinary Shares issuable upon exercise of the Warrants will be subject to adjustment in the event of share subdivisions, share dividends and other recapitalization events.

Concurrently with the execution of the Subscription Agreements, the officers and directors of the Company entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which they have agreed, among other things, not to sell or dispose of any shares which are or will be beneficially owned by them for 180 days following the closing of the Offering.

The Company intends to use the net proceeds from the Offering for general working capital purposes and other general corporate purposes.

The foregoing summaries of the terms of each agreement mentioned above are subject to, and qualified in their entirety by, such documents. Copies of the form of the Warrants, the form of the Subscription Agreement, and the form of Lock-Up Agreement are filed herewith as Exhibits 4.1, 10.1 and 10.2, respectively, and are incorporated by reference herein.

Exhibit Index

Exhibit No.	Description
4.1	Form of Warrants
10.1	Form of Subscription Agreement by and among the Company and the signatories thereto
10.2	Form of Lock-Up Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UTIME LIMITED

Dated: May 21, 2026	By:	/s/ Hengcong Qiu
	Name:	Hengcong Qiu
	Title:	Chief Executive Officer
(Principal Executive Officer)